May 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Lovesac Company (the “Company”)
Registration Statement on Form S-1 (Registration File No. 333- 231597)

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the several underwriters for the proposed public offering of shares of the Company’s common stock, par value $0.00001 per share, pursuant to the above-named Registration Statement, hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m., Eastern Time, on May 21, 2019, or as soon as possible thereafter.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/Seth Rubin
Name:	Seth Rubin
Title:	Managing Director